RUB A DUB SOAP, INC.
No. 177, Chengyang Section
308 National Highway
Danshan Industrial Area
Qingdao, China 200109

April 30, 2008

By EDGAR Transmission and by Hand Delivery

Jessica Kane
Craig Slivka
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

RE:

Rub A Dub Soap, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 7, 2008
File No. 000-52142

Dear Ms. Kane:

On behalf of Rub A Dub Soap, Inc. ("RUBD" or the "Company"), we are providing the following responses to comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in the letter from the Staff dated April 16, 2008 ("Comment Letter") regarding the above-referenced Preliminary Information Statement on Schedule 14C (the "14C"). We also hereby submit the Amendment No. 1 (the "Amendment") to the 14C in response to the Staff's comments.

Set forth below are the Company's responses to the Staff's comments numbered 1 through 2, as set forth in the Comment Letter. To assist your review, we have retyped the text of the Staff's comments in italics below.

General

1.

We note that you took action to change your name as a result of the reverse acquisition transaction with Zhongsen International Company Group Limited. Pursuant to Note A of Schedule 14A, you should therefore amend your information statement to include the disclosure required by Item 14 of that schedule since shareholders will not have a separate opportunity to vote on this transaction.

Response:

We do not believe that the additional information required pursuant to Note A of Schedule 14A is necessary or appropriate for the following reasons:

Jessica Kane

April 30, 2008

1.

Our proposed name change does not "involve other matters" as contemplated by Note A of Schedule 14A. We recognize that Note A of Schedule 14A provides that "[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given." However, Note A clarifies this position by providing the following example: "where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition."

The example provided is clearly one where the subject of the 14A is a necessary element of or condition precedent to the unreported transaction, or "other matter," and solicitation of approval of such matter would be appropriate. That is simply not the case here. The name change was not a condition precedent or requirement of any other matter or transaction, including the reverse acquisition transaction with Zhongsen International Company Group Limited. The reverse acquisition has been consummated and all required disclosures and filings with the SEC in connection therewith have been made. In fact, the proposed name change was not an element of the reverse acquisition in any material respect: the name change was not required or contemplated by either constituent company in the merger, the investors in the related private offering of securities or the board of directors of either constituent company in resolutions approving the transactions.

In addition, no other matters or transactions were a condition precedent to the name change. The name change was proposed simply and solely because the current name does not reflect the company's business – global marketing and distribution of tires and rubber. The reverse acquisition is only marginally and immaterially related to the name change in that it was the means by which the business was changed.

2.

Although we noted in the Schedule 14A that the name change was proposed "in connection with" our reverse acquisition, such description is incorrect. We merely mentioned the reverse acquisition to provide a more complete history of the business of the company. Apparently such disclosure is confusing, so the 14A has been amended to clarify that the name change is being proposed to reflect the company's current business.

3.

Shareholders have already been provided with adequate information about the reverse acquisition in documents filed with the SEC. As required by the federal securities laws, the company filed a Current Report on Form 8-K with the SEC on February 5, 2008, that described the reverse acquisition transaction with Zhongsen International Company Group Limited in detail, and provided detailed information about the constituent companies, including combined financial information. The Form 8-K, or "super 8-K," included information consistent with a Form 10 registration statement. The Company has also filed a Form SC 14F1 (Statement regarding change in majority of directors pursuant to Rule 14f-1) on January 16, 2008 to disclose the change of control of the Company in connection with the reverse acquisition. The SEC has devoted significant energy in creating the disclosure requirements for reverse acquisition transactions, the result of which was the "super 8-K" and Form SC 14F. The company complied with these disclosure requirements in full. In the example provided in Note A, the "other transaction" was one in which no information would otherwise be provided to shareholders unless disclosure was made in the Schedule 14A. This is simply not the case here – extremely detailed information regarding the reverse acquisition, which has been consummated, has been provided to shareholders.

Jessica Kane

April 30, 2008

4.

Providing information about the reverse transaction in the Schedule 14A will be confusing to shareholders rather than provide clarity or useful information. No shareholder approval of the reverse acquisition is required and, in fact, that transaction has been consummated. Again we draw a material distinction to the example provided in Note A, in which the related transaction had not, and could not occur until the action included in the 14A was approved, thereby giving shareholders an opportunity to learn about and take action related to the other matter. In such case, we agree that disclosure is appropriate and helpful for protection of the shareholders. However, in this case, providing information about the transaction in the Schedule 14A will be confusing to shareholders rather than provide clarity or useful information. Providing the additional information about the reverse acquisition in the Schedule 14A would potentially mislead shareholders to believe that the transaction has not yet occurred or requires additional approvals, and would force shareholders to compare the provided information with the previously filed 8-K and 14F.

Therefore, we believe that is unnecessary and inappropriate to include the disclosure required by Item 14 of Schedule 14A regarding the reverse acquisition in the Schedule 14C. However, we have amended our 14C to clarify that (1) our Board of Directors and the majority of our stockholders have approved the Certificate of Amendment to change our name to "Sentaida Tire Company Limited" and other stockholders will not be given an opportunity to vote with respect to the action described in the 14C, and (2) the reverse acquisition has been consummated and was not a condition precedent to the name change and the name change was proposed simply and solely because the current name does not reflect the company's business.

2.

We note that you have not yet responded to the staff's comments issued on March 17, 2008 regarding your Current Report on Form 8-K, dated November 14, 2007. Please respond to these comments as soon as possible.

Response:

We have responded to the Staff's comments issued on March 17, 2008 on April 25, 2008.

We understand and agree that:

- RUBD is responsible for the adequacy and accuracy of the disclosures in the filings.

- RUBD's comments or changes to disclosures in response to the Staff's comments do not foreclose the Commission from taking any action on the filings.

- RUBD may not assert the Staff's comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

Jessica Kane

April 30, 2008

If you would like to discuss the 14C or if you would like to discuss any other matters, please contact Scott Kline, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (415) 369-7166.

Sincerely,

RUB A DUB SOAP, INC.

By:	/s/ Long Qin

Long Qin
President and Chief Executive Officer

CC: Scott Kline, Esq.
        (415) 369-7166